Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 12 DATED DECEMBER 5, 2014
TO THE PROSPECTUS DATED MAY 28, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated May 28, 2014 and Supplement No. 11 dated November 21, 2014, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of November 2014;
(3)	information regarding the share redemption limit;
(4)	an update to our board of directors; and
(5)	recent real property investments.
OPERATING INFORMAITON
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the U.S. Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of November 2014, we accepted investors’ subscriptions for, and issued, a total of 123,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $2.1 million, consisting of 107,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $1.8 million, and 16,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $282,000. As of November 30, 2014, we had accepted investors’ subscriptions for, and issued, approximately 8.2 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $136.3 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

NAV per Share
The following is a list of the NAV per share on each business day for the month of November 2014 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
November 3, 2014	$17.22	$17.18	$17.27
November 4, 2014	$17.22	$17.18	$17.27
November 5, 2014	$17.22	$17.18	$17.27
November 6, 2014	$17.23	$17.18	$17.27
November 7, 2014	$17.23	$17.18	$17.27
November 10, 2014	$17.23	$17.18	$17.27
November 11, 2014	$17.23	$17.18	$17.27
November 12, 2014	$17.23	$17.18	$17.27
November 13, 2014	$17.24	$17.19	$17.29
November 14, 2014	$17.25	$17.19	$17.29
November 17, 2014	$17.26	$17.19	$17.29
November 18, 2014	$17.27	$17.21	$17.30
November 19, 2014	$17.27	$17.21	$17.30
November 20, 2014	$17.29	$17.23	$17.32
November 21, 2014	$17.29	$17.23	$17.33
November 24, 2014	$17.29	$17.23	$17.33
November 25, 2014	$17.30	$17.23	$17.33
November 26, 2014	$17.30	$17.23	$17.33
November 28, 2014	$17.30	$17.23	$17.33
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav.
Please refer to “Valuation Policies” beginning on page 93 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colecapital.com/cole-income-nav-strategy/reit-overview.
Redemption Limit
As disclosed on our website, as of September 30, 2014, our NAV was $126,899,673. As of November 30, 2014, the redemption limit for the quarter ending December 31, 2014 was 6.6% of our NAV as of September 30, 2014.
PROSPECTUS UPDATES
Board of Directors
The following information supersedes and replaces the section of our prospectus captioned “Prospectus Summary — Our Board of Directors” on page 19 of the prospectus:
We operate under the direction of our board of directors, the members of which are accountable to us and to our stockholders as fiduciaries. We have a five-member board of directors, consisting of Nicholas S. Schorsch and our four independent directors, T. Patrick Duncan, George N. Fugelsang, Richard J. Lehmann and Roger D. Snell. Our charter requires that a majority of our directors be independent of our advisor. Among its other responsibilities, our board of directors (including the independent directors) has adopted our valuation guidelines for establishing our NAV for each class on each business day and our valuation guidelines pertaining to the valuation of our commercial real estate assets, related liabilities and notes receivable secured by real estate, and will periodically receive and review such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility. Our charter provides that our independent directors will also be responsible for reviewing the performance of our advisor and sub-advisor, overseeing the investments made by our advisor and sub-advisor and approving the compensation paid to our advisor and its affiliates. Our directors will be elected on an annual basis by our stockholders. See the “Conflicts of Interest — Certain Conflict Resolution Procedures” section of the prospectus.
The following information supersedes and replaces the second paragraph of the section of our prospectus captioned “Management — Board of Directors” beginning on page 105 of the prospectus:
Our charter and bylaws provide that the number of directors on our board of directors may be established by a majority of the entire board of directors, but may not be more than 15, nor, upon and after the commencement of this offering, fewer than three; provided, however, that there may be fewer than three directors at any time that we have only one stockholder of record. Our charter provides that, in general, upon and after commencement of this offering, a majority of the directors must be independent directors. An “independent director” is a person who is not, and within the last two years has not been, directly or indirectly associated with us or any of our affiliates or with our sponsor, our advisor or any of their affiliates by virtue of (1) ownership of an interest in our sponsor, our advisor or any of their affiliates, (2) employment by us, our sponsor our advisor or any of our or their affiliates, (3) service as an officer or director of our sponsor, our advisor or any of their affiliates, (4) performance of services, (5) service as a director of more than three REITs organized by our sponsor or advised by our advisor, or (6) maintenance of a material business or professional relationship with our sponsor, our advisor or any of their affiliates. Each director deemed to be independent pursuant to our charter also will be independent in accordance with the NASAA REIT Guidelines. There are no family relationships among any of our directors or officers, or officers of our advisor. Each director who is not an independent director must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets being acquired by us. At least one of our independent directors must have at least three years of relevant real estate experience. We have a total of five directors, including a majority of independent directors. Messrs. Duncan and Snell have more than three years of relevant real estate experience.
The following information supersedes and replaces the table of officers and directors of our company on page 108 of the prospectus in the “Management — Executive Officers and Directors” section of the prospectus:

Name	Age*	Position(s)
Nicholas S. Schorsch	53	Chairman of the Board of Directors, Chief Executive Officer and President
Simon J. Misselbrook	36	Chief Financial Officer and Treasurer
T. Patrick Duncan	66	Independent Director
George N. Fugelsang	74	Independent Director
Richard J. Lehmann	70	Independent Director
Roger D. Snell	58	Independent Director
* As of November 30, 2014.
The prospectus is hereby supplemented by deleting in their entirety the brief descriptions and references for William M. Kahane in the“Management — Executive Officers and Directors” section beginning on page 108 of the prospectus, the “Security Ownership of Certain Beneficial Owners and Management” section on page 135 of the prospectus and all other sections of the prospectus.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 84 of the prospectus.
As of November 30, 2014, we, through separate wholly-owned limited liability companies and limited partnerships, owned 75 properties located in 26 states, consisting of approximately 1.8 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and debt borrowings. We did not acquire any properties between November 18, 2014 and November 30, 2014.

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